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September 27, 2010
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Managed Portfolio (the “Managed Portfolio”) and Stadion Core Advantage Portfolio (the “Core Advantage Fund” and together with the Managed Fund, the “Funds”)

File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 21

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) on September 16, 2010 in connection with Post-Effective Amendment No. 21 to the Trust’s registration statement on Form N-1A.  Set forth below is a summary of comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.          COMMENT:  In the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund, modify the narrative to indicate that sales charge discounts are available and to disclose the minimum level of investment required to qualify for a discount, if applicable, as required by Instruction 1(b) to Item 3 of Form N-1A.

RESPONSE:  The following disclosure has been added to the narrative for each Fund and reads substantially as follows:

“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares of the [insert fund name] Fund.  More information about these and other discounts is available from your financial professional and in this Prospectus in the “Choosing a Share Class” section beginning on page 34 and in the Statement of Additional Information in the “Additional Purchase and Redemption Information” section beginning on page 23.”

2.          COMMENT:  The disclosure in the first paragraph of the Principal Investment Strategies section of the Risk/Return Summaries for each Fund refers to “pre-selected groups of securities related by index or sector made available through certain brokers at a discount brokerage rate (such as stock baskets)…”  Expand or revise this disclosure to address what types of securities are made available and by whom are they pre-selected.  Also, since the parenthetical states “such as stock baskets”, are there other examples of pre-selected groups of securities that the Funds may purchase?  If so, disclose what they are.

RESPONSE:  The disclosures in the Principal Investment Strategies section of the Risk/Return Summaries for each Fund have been revised by removing the term “pre-selected” and revising the parenthetical language to more completely describe the Fund’s flexibility to invest in any baskets of securities offered by brokers.  Accordingly, the first paragraph of the Principal Investment Strategies section of the Risk/Return Summaries for each Fund will read, in relevant part, substantially as follows (new text is underlined):

To achieve its investment objective, the [Managed Fund/Core Advantage Fund] invests in…, groups of securities related by index or sector made available through certain brokers at a discount brokerage rate (such as stock baskets, baskets of bonds or other index- or sector-based groups of related securities) …..”

3.          COMMENT:  Revise the disclosure in the Principal Investment Strategies section of the Risk/Return Summaries for each Fund to clarify whether the applicable Fund may invest  in both equity and fixed-income securities.

RESPONSE:  Each Fund may invest primarily in both equity and fixed-income securities.  As stated in the first paragraph of the Principal Investment Strategies section of the Risk/Return Summaries for each Fund, each Fund invests primarily in, among other things, “funds traded on securities exchanges that generally hold a portfolio of common stocks or bonds…”  In order to further address the Commission staff’s comment, each Fund will revise the following statement in the Principal Investment Strategies section of the Risk/Return Summaries for each Fund to read substantially as follows (new text is underlined):

“While the primary focus of the [the Managed Fund/satellite portion of the Core Fund] is allocation of its assets among equity and fixed-income Indexed Investments and Cash Positions, the Fund has the flexibility to invest in individual equity securities and other types of securities when the Adviser believes they offer more attractive opportunities.“

4.          COMMENT:  In the Principal Investment Strategies section of the Risk/Return Summaries, it is disclosed that the Managed Fund and the satellite portion of the Core Advantage Fund “may hold positions in common stocks of domestic and foreign companies and corporate and/or government bonds from time to time.”  Is this a principal strategy?  If not, it should be moved out of the Risk/Return Summaries.  If so, address any limitations or guidelines with respect to the securities the Funds may choose to buy or sell, e.g. maturity or quality restrictions, market capitalization ranges, etc.

RESPONSE:  Investment in common stocks of domestic and foreign companies and corporate and/or government bonds is a principal strategy of each Fund.  To clarify the types of individual stocks and bonds in which the Fund may invest, the applicable disclosure has been supplemented and now reads substantially as follows (new text is underlined):

“Accordingly, [the Managed Fund/the satellite portion of the Core Advantage Fund] may from time to time hold positions in common stocks of domestic and foreign companies of any size and corporate and/or government bonds of any maturity or yield, provided that corporate debt obligations shall be “investment grade” securities rated in one of the four highest rating categories by any nationally recognized rating agencies or, if not so rated, will be of equivalent quality in the opinion of the Advisor.”

5.          COMMENT:  Explain supplementally how the Funds’ high portfolio turnover rates during the most recent fiscal year (944% for the Managed Fund and 471% for the Core Advantage Fund) serve the investment objectives of achieving long-term capital appreciation for the Managed Fund and capital appreciation for the Core Advantage Fund and, given such high turnover, how the Funds are “best suited for long-term investors” as stated in the Prospectus?

RESPONSE:  Each Fund is managed according to an asset allocation model primarily designed to achieve capital appreciation of the aggregate portfolio of the Fund with reduced volatility.  The Funds’ primary trading strategies (generally applied to 100% of the Managed Fund’s portfolio and 50% of the Core Advantage Fund’s portfolio) involve movement in and out of market indexes and sector indexes based on perceived appreciation potential and risk levels, without regard to the length of time any particular investment has been held.  Therefore, the Funds’ trading strategies may at times generate substantial portfolio turnover while seeking capital appreciation consistent with their investment objectives, particularly during volatile market conditions.  Consistent with each Fund’s trading strategy, Stadion Money Management, Inc. (the “Advisor”), through its asset allocation model, attempts to capture the benefits of market upswings and avoid the losses of market downswings.  It is each Fund’s belief that the benefits of such a strategy are most likely to be realized over the long-term.

6.          COMMENT:  If the Funds intend to concentrate in securities of issuers in a particular industry or group of industries, disclose such policy and identify the industry or group of industries in the Risk/Return Summaries.

RESPONSE:  The Funds do not intend to concentrate in securities of issuers in a particular industry or group of industries.

7.          COMMENT:  The following disclosures, included for each Fund under the caption “Risks Related to Portfolio Turnover” in the Principal Risks section of the Risk/Return Summaries, should be moved to the discussion of the Funds’ investment strategies, as they do not represent investment risks:  “Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time. A higher portfolio turnover indicates a greater number of changes, and a lower portfolio turnover indicates a smaller number of changes…Under normal circumstances, the anticipated portfolio turnover rate for the [insert name of Fund] is expected to be significantly greater than 100%.”

RESPONSE:  With respect to the Managed Fund, the requested change has been made by incorporating the relevant disclosure into the first paragraph on page 4 of the Principal

Investment Strategies section of the Risk/Return Summary, which paragraph now reads substantially as follows (new text is underlined):

“As a result of its trading strategies, the Managed Fund expects to engage in frequent portfolio transactions that will likely result in higher portfolio turnover than other mutual funds. Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time. A higher portfolio turnover indicates a greater number of changes, and a lower portfolio turnover indicates a smaller number of changes.  Under normal circumstances, the anticipated portfolio turnover rate for the Managed Fund is expected to be significantly greater than 100%.”

With respect to the Core Advantage Fund, the requested change has been made by incorporating the relevant disclosure into the second full paragraph on page 13 of the Principal Investment Strategies section of the Risk/Return Summary, which paragraph now reads substantially as follows:

“As a result of its trading strategies, the Core Advantage Fund expects to engage in frequent portfolio transactions that will likely result in higher portfolio turnover than other mutual funds. Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during a year’s time. A higher portfolio turnover indicates a greater number of changes, and a lower portfolio turnover indicates a smaller number of changes.  Under normal circumstances, the anticipated portfolio turnover rate for the Core Advantage Fund is expected to be significantly greater than 100%.”

8.          COMMENT:  Under the caption “Risks Related to Portfolio Turnover” in the Principal Risks section of the Risk/Return Summaries for each Fund, in the third sentence change the phrase “may have higher portfolio turnover…” to “…will likely have higher portfolio turnover…”  Also, add “short-term” to the fifth sentence under this caption so that it reads “High rates of portfolio turnover could lower performance of the [insert Fund name] due to these increased costs and may also result in the realization of short-term capital gains.” [text underlined for emphasis only]

RESPONSE:  The requested changes have been made.

9.          COMMENT:  The disclosure in the Principal Risks section of the Risk/Return Summaries for each Fund, under the caption “Fixed Income Risk”, states that the risks associated with the potential  investment of the Funds in fixed income investments include credit risk, interest rate risk and maturity risk.  Summarize these risks in this section, including lower-rated securities risk, if applicable.

RESPONSE:  The following disclosures have been added under the caption “Fixed Income Risk” in the Principal Risks section of the Risk/Return Summaries for each Fund and will read substantially as follows:

“• Credit Risk. The value of the [Managed Fund/Core Advantage Fund] Fund’s fixed income investments is dependent on the creditworthiness of the issuer. A deterioration in the financial condition of an issuer or a deterioration in general economic conditions could cause an issuer to fail to pay principal and interest when due.

• Interest Rate Risk. The value of the [Managed Fund/Core Advantage Fund] Fund’s fixed income investments will generally vary inversely with the direction of prevailing interest rate movements. Generally when interest rates rise, the value of the [insert Fund name] Fund’s fixed income investments can be expected to decline.

• Maturity Risk. The value of the [Managed Fund/Core Advantage Fund] Fund’s fixed income investments is also dependent on their maturity. Generally, the longer the maturity of a fixed income security, the greater its sensitivity to changes in interest rates. “

10.        COMMENT:  In the Performance Summary section of the Risk/Return Summaries for both Funds, delete the fifth sentence, which states: “The 80% S&P 500 Index/20% Barclays Capital U.S. Aggregate Bond Index (a blended index) is included as an additional comparative index.”

RESPONSE:  The requested change has been made.

11.        COMMENT:  In the seventh sentence of the Performance Summary section of the Risk/Return Summaries for both Funds, delete the phrase “(i) both classes of shares are invested in the same portfolio of securities and”.

RESPONSE:  The requested change has been made.

12.        COMMENT:  Clarify the meaning of the last paragraph beginning on page 12 of the Principal Investment Strategies section of the Risk/Return Summary of the Core Advantage Fund; i.e. state that the Core Position of the Fund will normally be fully invested and not in Cash Positions.

RESPONSE:  The last paragraph beginning on page 12 of the Principal Investment Strategies section of the Risk/Return Summary of the Core Advantage Fund has been revised to read substantially as follows (new text underlined):

“The Core Advantage Fund’s Core Position will normally be fully invested and not in Cash Positions in order to blend the benefits of the market exposure gained through having approximately 50% of the Fund’s assets invested in broad-based equity or fixed-income market or market sector indexes in varying market conditions with the Satellite Position’s benefits of actively managing approximately 50% of the Fund’s assets using a market-sector, fixed-income and Cash Position rotation investing strategy.”

13.        COMMENT:  In accordance with Item 4 of Form N-1A, reorganize the disclosures in the Risk/Return Summaries for each Fund and the section titled Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks so that the Risk/Return Summaries summarize the disclosures regarding the Funds’ principal investment strategies and principal risks and that such strategies and risks are fully disclosed in Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks in response to Item 9.  Alternatively, explain why the current disclosure format is appropriate.

RESPONSE:  While the Trust believes that the Risk/Return Summaries and the section Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks, when read together, fully disclose the Funds’ principal investment strategies and principal risks, to address the Commission staff’s comments, the Trust has the revised the disclosures for each Fund with respect to information provided in connection with Item 9 of Form N-1A to include the information provided in response to Item 4 of Form N-1A.

14.        COMMENT:  The last sentence of the paragraph “Additional Information,” in the section Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks on page 30, states that each Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.  If the Fund’s policy is to provide shareholders notice of any such change, disclose the policy and the length of notice to be provided.

RESPONSE:  The last sentence of the paragraph “Additional Information” in the section Additional Information About the Funds’ Investment Objectives, Investment Strategies and Risks, on page 17 has been revised to read substantially as follows (new text underlined):

“Each Fund’s investment objective may be changed by the Board of Trustees without shareholder approval upon at least 60 days’ prior written notice to the shareholders.”

15.        COMMENT:  In accordance with Instruction C(3)(a) to Form N-1A, disclose all information required by Item 12 (Distribution Arrangements) of Form N-1A in one place in the Prospectus.

RESPONSE:  The section “Distribution of Shares” has been moved from the section Management of the Funds to the section Investing in the Funds, which contains the other information required by Item 12 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

16.        COMMENT:  The penultimate paragraph of the section “Investment Limitations” states:  “With respect to the “fundamental” and “non-fundamental” investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase).”  Revise this disclosure to note that it does not apply to the Funds’ limits on borrowing.

RESPONSE:  The penultimate paragraph of the section “Investment Limitations” has been revised as read substantially as follows (new text is underlined):

“With respect to the “fundamental” and “non-fundamental” investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase); provided, however, that the treatment of the fundamental restrictions related to borrowing money and issuing senior securities are exceptions to this general rule.”

*********************************

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:        Vincent DiStefano
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

Michael Isaac
Stadion Money Management, Inc.
1061 Cliff Dawson Road
Watkinsville, GA  30677

Jeffrey T. Skinner
Kilpatrick Stockton, LLP
1001 West Fourth Street
Winston-Salem, NC  27101-2400